SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the fiscal year ended December 31, 2014

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

COMMISSION FILE NO. 0-13322

A.	Full title of the plan and address of the plan, if different from that of issuer named below:

United Bankshares, Inc. Savings and Stock Investment Plan

B.	Name of issuer of the securities held pursuant to the plan and address of its principal executive office:

United Bankshares, Inc.

300 United Center

500 Virginia Street, East

Charleston, West Virginia 25301

Form 11-K

United Bankshares, Inc.

Savings and Stock Investment Plan

Year Ended December 31, 2014

Required Information

The United Bankshares, Inc. Savings and Stock Investment Plan (the Plan) is subject to the Employee Retirement Income Security Act of 1974, as amended (ERISA). Accordingly, in lieu of the requirements of Items 1-3 of this section, the Plan is filing financial statements and supplemental schedules prepared in accordance with the financial reporting requirements of ERISA. The following financial statements and supplemental schedules, attached hereto, are filed as part of the Annual Report:

Report of Independent Registered Public Accounting Firm

United Bankshares, Inc. Plan Sponsor

We have audited the accompanying statements of net assets available for benefits (modified cash basis) of the United Bankshares, Inc. Savings and Stock Investment Plan as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits (modified cash basis) for the year ended December 31, 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits (modified cash basis) of United Bankshares, Inc. Savings and Stock Investment Plan at December 31, 2014 and 2013, and the changes in its net assets available for benefits (modified cash basis) for the year ended December 31, 2014, on the basis of accounting described in Note 1.

As described in Note 1 to the financial statements, the financial statements have been prepared on the modified cash basis of accounting, which is a basis of accounting other than U.S. generally accepted accounting principles. Our opinion was not modified with respect to this matter.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules (modified cash basis) of assets (held at end of year) as of December 31, 2014, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Charleston, West Virginia

June 26, 2015

United Bankshares, Inc.

Savings and Stock Investment Plan

Statements of Net Assets Available for Benefits—

Modified Cash Basis

	December 31
	2014	2013
Assets
Cash equivalents	$68,919	$10
Investments, at fair value	88,788,918	68,497,921
Notes receivable from participants	273,709	88,739

Total assets	89,131,546	68,586,670

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(36,304)	(25,210)

Net assets available for benefits	$89,095,242	$68,561,460

See accompanying notes.

United Bankshares, Inc.

Savings and Stock Investment Plan

Statement of Changes in Net Assets Available for Benefits—

Modified Cash Basis

Year Ended December 31, 2014

Additions
Investment income:
Interest and dividends	$4,719,171

Contributions:
Employees	4,092,735
Employer	1,764,923

Total contributions	5,857,658

Net appreciation in fair value of investments	3,497,893

Total additions	14,074,722

Deductions
Withdrawals and benefits paid directly to participants	8,485,148

Total deductions	8,485,148

Net increase	5,589,574
Transfer from other qualified plan	14,944,208

Net assets available for benefits:
Beginning of year	68,561,460

End of year	$89,095,242

See accompanying notes.

United Bankshares, Inc.

Savings and Stock Investment Plan

Notes to Financial Statements—

Modified Cash Basis

December 31, 2014

1. Significant Accounting Policies

Accounting Method

The accounting records of the United Bankshares, Inc. (United) Savings and Stock Investment Plan (the Plan) are maintained on a modified cash basis of accounting, a basis of accounting permitted by the Department of Labor. Such accounting method includes recording investments at fair value and the recording of contributions receivable. Interest income on investments is recorded as it is earned while all other additions and deductions are recognized as received or paid rather than as earned or incurred. Accordingly, the accompanying financial statements are not intended to be presented in accordance with U.S. generally accepted accounting principles.

The preparation of financial statements requires management to make estimates that affect the amounts reported in the financial statements, accompanying notes, and supplemental schedules. Actual results could differ from those estimates.

Cash Equivalents

Cash equivalents are primarily investments in the Federated Prime Obligations Fund, the underlying assets of which are highly liquid United States government obligations. The fair value of cash equivalents approximates cost.

Investments

Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price) (see Note 5 for disclosures related to fair value measurements).

The Federated Capital Preservation Fund is a common collective fund that has underlying investments in fully benefit-responsive guaranteed investment contracts (GICs) and synthetic investment contracts (synthetic GICs). These investment contracts are recorded at fair value (see Note 5). However, since these contracts are fully benefit-responsive, an adjustment is reflected in the statements of net assets available for benefits to present these investments at contract value.

1. Significant Accounting Policies (continued)

Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value of the fully benefit-responsive investment contracts represents contributions plus earnings, less participant withdrawals and administrative expenses.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date. Net appreciation and depreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants

The notes receivable from participants are measured at their principal balance, plus any accrued but unpaid interest.

2. Description of the Plan

The following description of the Plan provides only general information. Participants should refer to the Plan Document and Summary Plan Description for a complete description of the Plan’s provisions.

General

The Plan is a contributory defined contribution plan, which is available to all employees of United or any of its subsidiaries who have completed 90 days of continuous service for employee deferral and one year and 1,000 hours of service for employer match. The UBSI Pension Committee (the Committee) is responsible for the general administration of the Plan. United Bank, Inc. is the trustee of the Plan. FASCore, LLC, a wholly owned subsidiary of Great-West Life & Annuity Insurance Company, is the record-keeper of the Plan. The Plan was established December 29, 1989, and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Periodically, the Plan has been amended and restated. Effective January 31, 2014, the Plan was amended to include April 1, 2014 as the merger effective date of the Virginia Commerce Bank 401(k) Plan into this Plan. In addition, effective December 31, 2014, the Plan was amended to true-up employer matching contributions on an annual basis to allow participants to benefit from a maximum employer matching contribution percentage regardless of when the participant’s deferrals were made during the Plan year. Effective December 1, 2013, the Plan was amended to change the employee deferral options and the employee rollover contribution options. In addition, the Plan was amended to include details of the merger of Virginia Commerce Bancorp,

2. Description of the Plan (continued)

Inc.’s (Virginia Commerce) 401(k) Plan into the Plan, effective with the Bank Merger Date, which was after the close of business January 31, 2014. These amendments did not have a material impact on the Plan’s financial statements in 2014.

Contributions

Active participants may elect to contribute up to 100 percent of their eligible compensation, on a pre-tax basis subject to the Internal Revenue Code’s limitations.

United matches 100 percent of the first 3 percent of the participant’s deferral and 25 percent of the next 1 percent of the participant’s deferral. These matching contributions are made by United on a bi-weekly basis and consist of cash, which is used by the Plan to purchase shares of United’s common stock. Participants are free to transfer their matched contributions to other investment options at any time.

Effective December 1, 2013, the Plan added a Roth feature that allows for after-tax contributions. In addition, effective December 1, 2013, participants may roll over funds from IRAs and other Roth elective deferral accounts into United’s 401(k) Plan.

Participants may choose to have their deferral contributions directed to any of 23 investment options, including United Bankshares, Inc. Common Stock, U.S. Government Securities Funds, various common stock funds, and an international equity fund. Investment elections must be made in multiples of 1 percent. Participants may make changes in their contribution percentage at any time. Allocations among fund options offered by the Plan may be changed on a daily basis.

Participant Accounts

Plan earnings are allocated to each participant’s account based upon the respective account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting

Participating employees are immediately fully vested as to employee and employer contributions to the Plan.

Payment of Benefits

Participants are permitted to take distributions and withdrawals from their accounts in the Plan under the circumstances set forth in the Plan document. On termination of service, a participant may receive a lump-sum or installment amount or keep funds invested in the Plan until reaching the age of 70 1⁄2. Benefits payments under the Plan must commence by April 1st of the calendar

Description of the Plan (continued)

year following the date a participant attains age 70 1⁄2 or April 1st of the calendar year following the year in which a participant separates from service with the Employer, whichever is later, except that distributions for a five-percent owner must commence by April 1st of the calendar year following the calendar year in which the participant attains age 70 1⁄2.

A distribution of a Roth deferral account in the Plan is considered a “qualified distribution” if such distribution is made on or after the date on which a participant attains age 59 1⁄2. In addition, distribution must be paid from a Roth deferral account after a five-taxable-year period of participation. When counting the five taxable years, year number one is calculated as starting on the first day of the first taxable year in which a participant makes a Roth deferral to the Plan.

Plan Merger

At the close of business on January 31, 2014, United Bankshares, Inc. (United) acquired 100% of the outstanding common stock of Virginia Commerce Bancorp, Inc. (Virginia Commerce), a Virginia corporation headquartered in Arlington, Virginia. In accordance with the Agreement, Virginia Commerce was merged with and into George Mason Bankshares, Inc., a wholly-owned subsidiary of United. At the effective time of the merger, Virginia Commerce ceased to exist and George Mason Bankshares, Inc. survived. The name of George Mason Bankshares, Inc. was changed to UBV Holding Company, Inc. on September 1, 2014 and continues to exist as a Virginia corporation.

On April 1, 2014, Virginia Commerce’s 401(k) plan was merged into United’s 401 (k) plan, adding $14.94 million which was 17% of the Plan’s ending year balance. At the time of the merger, participants in the Virginia Commerce 401(k) plan became one hundred percent vested in all accrued benefits provided for under the Plan.

Plan Termination

Although it has not expressed any intent to do so, United has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination, partial termination, or complete discontinuance of contributions to the Plan, the assets of the Plan will remain in trust and will be distributed in accordance with the Plan Agreement.

3. Investments

Each investment is subject to market risk. The degree of market risk varies by investment type based upon the nature of the applicable underlying net assets. The Plan’s maximum exposure to accounting loss from such investments is represented by the amounts appearing in the statements of net assets available for benefits.

3. Investments (continued)

The estimated fair value of individual investments representing 5% or more of the Plan’s net assets available for benefits is as follows:

	December 31
	2014	2013

Federated Capital Preservation Fund (at contract value)*	$11,217,504	$8,838,456
Federated Max-Cap Index Fund	5,583,202	3,609,531
Janus Balanced Fund	4,519,035	3,964,660
Riverpark/Wedgewood Institutional Fund	6,854,389	5,122,898
United Bankshares, Inc. Common Stock:
Participant-Directed	7,394,685	7,660,680
Non-participant-Directed	21,832,459	17,715,899

*	The fair value of the Plan’s investment in the Federated Capital Preservation Fund was $11,253,808 at December 31, 2014 and $8,863,666 at December 31, 2013.

During 2014, the Plan’s investments (including investments purchased, sold, and held during the year), appreciated in fair value as follows:

Net Realized and Unrealized (Depreciation)/Appreciation in Fair Value of Investments

Shares of registered investment companies	$(1,116,656)
United Bankshares, Inc. Common Stock	4,614,549

$3,497,893

4. Non-Participant-Directed Investments

Information about the net assets and the significant components of changes in net assets related to the non-participant-directed investments is as follows:

	December 31
	2014	2013

Investments, at fair value:
United Bankshares, Inc. Common Stock	$21,832,459	$17,715,899

4. Non-Participant-Directed Investments (continued)

Year Ended
December 31, 2014
Change in net assets:
Contributions	$1,764,923
Dividends	725,874
Net realized and unrealized appreciation in fair value	3,494,480
Transfers to participant-directed investments	(472,439)
Distributions to participants	(1,396,278)

$4,116,560

5. Fair Value Measurements

The Plan determines the fair values of its financial instruments based on the fair value hierarchy established in ASC Topic 820, which also clarifies that fair value of certain assets and liabilities is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants.

The Fair Value Measurements and Disclosures topic in ASC Topic 820 specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Plan’s market assumptions.

The three levels of the fair value hierarchy based on these two types of inputs, are as follows:

•	Level 1 – Valuation is based on quoted prices in active markets for identical assets and liabilities.

•	Level 2 – Valuation is based on observable inputs including quoted prices in active markets for similar assets and liabilities, quoted prices for identical or similar assets and liabilities in less active markets, and model-based valuation techniques for which significant assumptions can be derived primarily from or corroborated by observable data in the market.

•	Level 3 – Valuation is based on model-based techniques that use one or more significant inputs or assumptions that are unobservable in the market.

The level in the fair value hierarchy within which the fair value measurement is classified is based on the lowest level of input that is significant in the fair value measurement.

5. Fair Value Measurements (continued)

The following describes the valuation techniques used by plan management to measure financial assets recorded at fair value on a recurring basis in the financial statements.

Investments held by the Plan are recorded at fair value on a recurring basis. Fair value measurement is based upon quoted market prices, when available (Level 1). Mutual funds and common stock are valued at Level 1. Some of the Plan’s investment choices represent funds of funds and are valued at Level 2 because quoted market prices are not available. The value of these types of investments is calculated daily by the fund administrator. The initial pricing input is the quoted share prices obtained for the underlying mutual funds, which is then adjusted to apply any applicable expense factor.

The following tables present the balances of financial assets measured at fair value on a recurring basis as of December 31, 2014 and December 31, 2013:

		Fair Value Measurements at December 31, 2014 Using:
	Balance	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Company stock	$29,227,144	$29,227,144	$—	$—

Mutual funds
Fixed income funds	5,700,951	5,700,951	—	—
Balanced funds	4,519,035	4,519,035	—	—
Domestic equity funds	28,232,738	28,232,738	—	—
International equity funds	4,417,522	4,417,522	—	—
Target retirement funds	5,437,720	—	5,437,720	—

Common Collective Trust Fund (a)	11,253,808	—	11,253,808	—

Total assets at fair value	$88,788,918	$72,097,390	$16,691,528	$—

5. Fair Value Measurements (continued)

		Fair Value Measurements at December 31, 2013 Using:
	Balance	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Company stock	$25,376,579	$25,376,579	$—	$—

Mutual funds
Fixed income funds	4,753,481	4,753,481	—	—
Balanced funds	3,964,660	3,964,660	—	—
Domestic equity funds	19,336,156	19,336,156	—	—
International equity funds	3,579,998	3,579,998	—	—
Target retirement funds	2,623,381	—	2,623,381	—

Common Collective Trust Fund (a)	8,863,666	—	8,863,666	—

Total assets at fair value	$68,497,921	$57,010,874	$11,487,047	$—

(a)	This category is designed to deliver safety and stability by preserving principal and accumulating earnings. This fund is primarily invested in guaranteed investment contracts and synthetic investment contracts. Participant-directed redemptions have no restrictions; however, the Plan is required to provide a one-year redemption notice to liquidate its entire share in the fund. The fair value of this fund has been estimated based on the fair value of the underlying investment contracts in the fund as reported by the issuer of the fund. The fair value differs from the contract value. As previously discussed in Note 1, contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

6. Benefits Payable

Participants elected to withdraw $708 and $3,711 as of December 31, 2014 and 2013, respectively. These amounts were approved and processed for payment but were not paid as of the respective year-end.

7. Reconciliation of Financial Statements to Form 5500

For purposes of Form 5500, interest-bearing cash equivalents are classified as plan investments. The amount of interest-bearing cash equivalents classified as investments on the Form 5500 was $68,919 and $10 as of December 31, 2014 and 2013, respectively.

The following is a reconciliation of net assets available for benefits per the financial statements at December 31 to the Form 5500:

	December 31
	2014	2013
Net assets available for benefits per the financial statements	$89,095,242	$68,561,460
Add: Adjustment from fair value to contract value for fully benefit-responsive contracts	36,304	25,210

Net assets available for benefits per the Form 5500	$89,131,546	$68,586,670

7. Reconciliation of Financial Statements to Form 5500 (continued)

The following is a reconciliation of the increase in net assets available for benefits per the financial statements and the Form 5500 for the year ended December 31, 2014:

2014
Increase in net assets available for benefits per the financial statements	$5,589,574
Net change in adjustment from fair value to contract value for interest in common/collective trust fund	11,094

Net income per the Form 5500	$5,600,668

8. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

9. Income Tax Status

The Plan received a determination letter from the Internal Revenue Service dated June 2, 2014, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt. The Plan received an updated determination letter from the Internal Revenue Service dated May 20, 2015, stating that the Plan is qualified under Section 401(a) of the Code based on the approval of certain amendments and, therefore, the related trust is exempt from taxation.

9. Income Tax Status (continued)

Plan management is required to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when a position is more likely than not, based on technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014, there are no uncertain tax positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2011.

10. Transactions With Parties-in-Interest

The Plan invests in the common stock of the Company. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transactions rules under ERISA. During 2014, the Plan received approximately $997,912 in common stock dividends from the Company. The Plan also holds 780,431 shares of United common stock, which had a fair value of $37.45 per share at December 31, 2014.

United pays certain administrative expenses on behalf of the Plan and provides certain services at no cost to the Plan.

United Bank, Inc., a wholly owned subsidiary of United, acts as Trustee for the Plan.

Participants may choose to have their contributions directed to various mutual funds made available by FASCore, LLC, record-keeper for the Plan.

11. Subsequent Events

On January 26, 2015, two amendments were made to the Plan which became effective January 1, 2015. The Plan was amended to increase the mandatory distribution amount authorized under the Plan from $1,000 to $5,000 as permissible under current regulations regarding automatic rollovers. In addition, effective January 1, 2015, participants of the Plan are permitted to designate a specific dollar amount as their employee deferral election in addition to a percentage of eligible compensation.

Supplemental Schedules—

Modified Cash Basis

United Bankshares, Inc.

Savings and Stock Investment Plan

EIN #55-0641179 Plan #003

Schedule H, Line 4i – Schedule of Assets (Held at

End of Year)—Modified Cash Basis

December 31, 2014

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost		(e) Current Value

	Federated Prime Obligations Fund (cash equivalents)	68,919 shares	$		$68,919
	Allianz NFJ Small Cap Value Fund	36,506 shares			980,197
	Federated Capital Preservation Fund	1,125,381 shares			11,253,808
	Federated Income Trust	165,924 shares			1,720,632
	Federated High Income Bond Fund A	156,360 shares			1,182,078
	Federated Mid Cap Index SS	70,855 shares			1,934,346
	Federated Max Cap Index Fund	348,514 shares			5,583,202
	Federated MDT Stock Trust SS	139,852 shares			4,001,173
	Federated Total Return Bond Fund	253,464 shares			2,798,240
	Franklin Small Cap Growth A	87,791 shares			1,609,214
	Goldman Sachs Mid Cap Equity	66,401 shares			2,698,542
	Harbor International Fund Inv	42,017 shares			2,696,251
	Janus Balanced Fund	147,777 shares			4,519,035
	Manning & Napier World Opportunities A	164,695 shares			1,207,215
	Nationwide Geneva Mid Cap Growth A	127,888 shares			3,397,997
	Oppenheimer Developing Market Fund A	14,472 shares			514,056
	Riverpark/Wedgewood Institutional Fund	371,109 shares			6,854,389
	RS Partners Fund	37,763 shares			1,173,679
	T. Rowe Price Retirement Fund 2010 Fund-R	30,560 shares			536,335
	T. Rowe Price Retirement Fund 2020 Fund-R	89,887 shares			1,835,492
	T. Rowe Price Retirement Fund 2030 Fund-R	62,856 shares			1,426,837
	T. Rowe Price Retirement Fund 2040 Fund-R	49,683 shares			1,174,020
	T. Rowe Price Retirement Fund 2050 Fund-R	35,177 shares			465,036
*	United Bankshares, Inc. Common Stock	780,431 shares		21,339,608	29,227,144

*	Loans to participants (interest rates ranging from 4.25% to 8.75%)				273,709

					$89,131,546

*	Represents a party-in-interest to the Plan.

United Bankshares, Inc.

Savings and Stock Investment Plan

EIN #55-0641179 Plan #003

Schedule H, Line 4j – Schedule of Reportable Transactions—

Modified Cash Basis

Year Ended December 31, 2014

(a) Identity of Party Involved	(b) Description of Asset (Include Interest Rate and Maturity in Case of a Loan)	(c) Purchase Price	(d) Selling Price	(e) Lease Rental	(f) Expense Incurred With Transaction	(g) Cost of Asset	(h) Current Value of Asset on Transaction Date	(i) Net Gain or (Loss)

Series of Transactions > 5% of Plan Assets by Issue

United Bankshares, Inc.	Common stock	$3,100,159	$3,864,293	$—	$—	$3,580,658	$—	$283,635

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees or other persons who administer the Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

United Bankshares, Inc.
Savings and Stock Investment Plan

/s/ Harold Manner
Mr. Harold Manner
Plan Administrator

June 26, 2015